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                                                              FILE NO. 0-25322
                                                              ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                For March 4, 2002


                        GENSCI REGENERATION SCIENCES INC.
                        ---------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
                          ----------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
                         -------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F        |X|           Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                           Yes              |X|           No                |_|

                           RULE 12G-3-2(B) #: 82-2803

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             GENSCI ANNOUNCES STRATEGIC PARTNERSHIP WITH ALLOSOURCE,
                        LEADING TISSUE BANK COOPERATIVE

IRVINE, CALIFORNIA AND TORONTO, ONTARIO, MARCH 4, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS), The OrthoBiologics Technology Company(TM), today announced that it has entered into an agreement with AlloSource(R), one of the nation's largest non-profit tissue bank cooperatives, for supply and distribution of key allograft materials.

"The supply of allograft tissue is important to allow GenSci to produce quality products to promote the body's natural ability to repair and regenerate musculoskeletal tissue," said Douglass Watson, President and CEO. "We are proud to add AlloSource as another key strategic partner. This relationship is part of GenSci's evolving strategy to further develop our network of responsible and trusted supply partners and to expand distribution for our surgical products."

In addition to the supply agreement, GenSci OrthoBiologics Inc. will manufacture AlloFuse(TM) DBM Putty and Gel for distribution by AlloSource to its customers. This product will feature GenSci's RPM(TM) technology that provides the excellent handling characteristics favored by surgeons.

ALLOSOURCE: AlloSource brings together some of the country's most reputable organ and tissue procurement groups - Mid-America Transplant Services of St. Louis; Donor Alliance of Denver; The Regional Organ Bank of Illinois in Chicago; and the Lifesharing(TM) Community Organ and Tissue Donation in San Diego. AlloSource and its partners are AATB accredited and represent more than 85 years of combined experience in the tissue banking industry. For more information, visit AlloSource's Web site at www.AlloSource.org.

GENSCI: GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Use of GenSci's technologies permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiary, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery. These products can either replace or augment traditional autograft as used in surgical procedures. GenSci is focused on increasing the safety, efficacy, and handling of orthobiologic materials and improving the use of biotechnology combined with materials science in developing products to promote the body's natural ability to repair and regenerate musculoskeletal tissue.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing and success new business relationships. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

For additional information please visit GenSci's new Web site: www.gensciinc.com
                                                               -----------------

Peter Ludlum                              Louis G. Plourde
Chief Financial Officer                   Investor Relations
GenSci Regeneration Sciences Inc.         GenSci Regeneration Sciences Inc.
(949) 595-8710                            (800) 561-2955
E-mail:  peterl@gensciinc.com             E-mail:  lplourde@gensci-regen.com
         --------------------                      --------------------------

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       GENSCI REGENERATION SCIENCES INC.
                                           (REGISTRANT)


Date: 03-04-03                             /S/ Peter Ludlum
                                           -----------------------------------
                                           Peter Ludlum
                                           Chief Financial Officer


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